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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                                   May 3, 2002

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                                EIMO CORPORATION

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                (Translation of registrant's name into English)



                              Norokatu 5 Fin-15101

                                 Lahti, Finland

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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]             Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.    Yes [ ]   No [X]

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                                    Exhibits

99.1 Press Release, released publicly on May 3, 2002 (Interim Report January-March 2002)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   EIMO CORPORATION

                                   By:    /s/ Elmar Paananen
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                                        Name:     Elmar Paananen
                                        Title:    Vice Chairman


Dated:  May 3, 2002